Exhibit d.9

SCHEDULE A

(Amended as of November 13, 2017)

	Maximum Total Series Operating Expenses
	(as a percentage of average daily net assets)
Name of Portfolio	Retail Shares	Institutional Shares	R6 Shares
Baron Opportunity Fund	1.50%	1.25%	1.24%
Baron Fifth Avenue Growth Fund	1.00%	0.75%	0.75%
Baron Discovery Fund	1.35%	1.10%	1.09%
Baron Durable Advantage Fund	0.95%	0.70%	0.70%